DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM
LONDON EC2

15, AVENUE M
75008 PA

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 2, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Material fact furnished with the Spanish CNMV entitled, "FCC Will Provide Public Sanitation in Bilbao for the Next Ten Years; Total Revenues Expected are 360 Million Euro."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

GRUPO FCC

FCC WILL PROVIDE PUBLIC SANITATION IN BILBAO FOR THE NEXT TEN YEARS

TOTAL REVENUES EXPECTED ARE 360 MILLION EURO

The Bilbao City Council has chosen FCC to provide city sanitation services for the next seven years, with a three-year extension. The contract for the ten-year period is valued at 360 million euros.

FCC was the bidder with the highest score in the contract put out to tender by the City Council, in which the main construction and services companies participated.

The services include: street cleaning, collection, transportation, treatment and elimination of solid urban waste, management of the Artigas controlled dump, facility maintenance and contract management.

Bilbao has a population of 353,000 inhabitants. Some 170,000 tons of solid urban waste will be collected and transferred to the Artigas controlled dump each year.

FCC will have a staff of 442 people working on this contract and will invest nearly 21.3 million euros in the purchase of material resources, 16.3 million of which will be invested in the collection and transport of solid urban waste and the remaining 5 in street cleaning services.

The trash collection fleet will be composed of 92 vehicles, 60 of which will be side- and rear-loading vehicles. The rest will be open bed vehicles with cranes, dumpster lifters, special trucks, hydrocleaners, etc.

The street cleaning services will be provided by 142 groups equipped with the latest generation technology. In addition to the habitual sweeping and washing, special services will also be provided such as wall cleaning, scrubbing and stripping of pavements and roads, gum removal and cleaning of dog excrement.

All of the vehicles to be used by FCC in the city of Bilbao run on natural gas. They are completely soundproof with very low noise emission levels and reduced atmospheric contamination, well below the European limits. Furthermore, FCC will introduce new technological advances to improve the service, such as equipping its vehicles with GPS to monitor the position, direction and speed of its vehicles in real time and to reproduce the routes of each one.

FCC has been providing these services in Bilbao since 1972. Following the first contract award, the company subsequently won the contracts put out to tender in 1982, 1987 and 1992.

Investor Relations Department
ir@fcc.es -0034 91 359 32 63